 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Barnum, Todd B. (Last) (First) (Middle) 4849 Evanswood Drive (Street) Columbus, OH 43229 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Max & Erma's Restaurants, Inc. MAXE 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 27, 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
           X          Officer                             Other

Officer/Other
Description           President, CEO & Chairman of the Board
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	01/27/2003	M |	11,000 | A | $7.2700		D
Common Stock	01/27/2003	M |	11,000 | A | $8.1810		D
Common Stock	01/27/2003	M |	11,000 | A | $9.0900		D
Common Stock	01/27/2003	M |	9,900 | A | $9.9990		D
Common Stock	01/27/2003	M |	1,100 | A | $9.9990		D
Common Stock	01/27/2003	M |	9,000 | A | $11.0000		D
Common Stock	01/27/2003	M |	50,000 | A | $6.5625		D
Common Stock	01/27/2003	F |	56,840 | D |	345,527	D
Common Stock				732	I	By IRA

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Barnum, Todd B. - January 27, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option Right to Buy	$9.0900	01/27/2003	M |	(D) 11,000	10/29/1996 | 10/29/2003	Common Stock - 11,000		0	D
Stock Option Right to Buy	$9.9990	01/27/2003	M |	(D) 1,100	10/29/1998 | 10/29/2003	Common Stock - 1,100		0	D
Stock Option Right to Buy	$11.0000	01/27/2003	M |	(D) 9,000	10/23/1999 | 10/23/2003	Common Stock - 9,000		0	D
Stock Option Right to Buy	$6.5625	01/27/2003	M |	(D) 50,000	10/21/1998 | 10/21/2003	Common Stock - 50,000		0	D
Stock Option Right to Buy	$7.2700	01/27/2003	M |	(D) 11,000	03/31/1995 | 10/29/2003	Common Stock - 11,000		0	D
Stock Option Right to Buy	$9.9990	01/27/2003	M |	(D) 9,900	10/29/1997 | 10/29/2003	Common Stock - 9,900		0	D
Stock Option Right to Buy	$8.1810	01/27/2003	M |	(D) 11,000	10/29/1995 | 10/29/2003	Common Stock - 11,000		0	D
Stock Option Right to Buy	$14.2000	01/27/2003	A |	(A) 57,000	(1) | 01/27/2013	Common Stock - 57,000		57,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Curtis A. Loveland 1/27/03 ________________________________ __________________ ** Signature of Reporting Person Date By: Curtis A. Loveland, Attorney-in-fact for Todd B. Barnum Page 2 SEC 1474 (3-99)

Barnum, Todd B. - January 27, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Max & Erma's Restaurants, Inc. MAXE

Form 4 - January 27, 2003

Todd B. Barnum
4849 Evanswood Drive

Columbus, OH 43229
Explanation of responses:

(1)   Option vests 20% per year beginning on the first anniversary of the date of grant.

Page 3